UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29124 / January 26, 2010

In the Matter of	:
	:
MetLife, Inc and	:
MetLife Capital Trust V	:
200 Park Ave.	:
New York, NY 10166-0188	:
	:
(812-13549)	:
	:

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM ALL PROVISIONS OF THE ACT

MetLife, Inc. ("MetLife") and MetLife Capital Trust V (the "Trust") filed an application on July 21, 2008, and amendments to the application on January 16, 2009, August 13, 2009, November 16, 2009 and November 27, 2009, requesting an order under section 6(c) of the Investment Company Act of 1940 ("Act") exempting applicants from all provisions of the Act. The order would permit the Trust to sell debt securities and non-voting preferred stock and use the proceeds to finance the business operations of MetLife, or a controlled company of MetLife. The order also would apply to certain existing or future insurance companies, banks or their holding companies that are controlled by MetLife and that act as a parent company within the meaning of rule 3a-5 under the Act and to their finance subsidiaries.

On December 30, 2009, a notice of the filing of the application was issued (Investment Company Act Release No. 29101). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly, in the matter of MetLife, Inc. and MetLife Capital Trust V (File No. 812-13549),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from all provisions of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary